







Madrona Distilling Seed Series info

T [redacted]
To [redacted]

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Thu 9/4/2025 10:4

Madrona Distillery -SMD.pdf
5 MB

Hi [redacted]
Not sure if you've remained connected with the PNW investor community, but reaching out just in case. I've been running a very quiet seed series common stock raise this year. The target is to cl
the round by December to fund new market development (national online and select metro markets). We've raised half the authorized $1M so far.

The attached deck is sales & marketing focused and contains no confidential information -- feel free to share it! If you or anyone in your trusted network has an interest, I have a confidential investor d
and related data room available. If not, do not feel any obligation to respond.

Cheers!
Tom

Tom Allan
Madrona Distillery
[redacted]

madronadistillery.com